ANNUAL REPORT

PT Motion Works, Inc.

740 E Solana Circle, Solana Beach, CA 92075

888.796.8227

www.elliptigo.com



In this report, the term "we," "us," "our" or "the Company" refers to PT Motion Works, Inc. and its consolidated subsidiaries, ElliptiGO Incorporated and ElliptiGO, Ltd.

The Company, having offered and sold shares of its Series D-1 Non-Voting Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at www.elliptigo.com/investor.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The Company's business

PT Motion Works, Inc., through its wholly owned subsidiaries ElliptiGO Incorporated and ElliptiGO, Ltd., designs, markets, sells and distributes elliptical bicycles and related accessories in the United States and around the world. We made our first sale in 2010 and since then have generated more than $35 million in revenue and shipped more than 23,000 elliptical and stand up cycles. At the end of 2017 we offered six models of elliptical bicycles: 3C, 8C, 11R, Arc 3, Arc 8 and Arc 24. In March of 2018 we introduced a new model called the Stand Up Bike (SUB). Later this year we intend to introduce a stationary trainer system that will enable all of our cycles to be used in a stationary capacity.

We sell our products through four major channels: direct to consumer; retail; direct to commercial accounts and sports teams at the high school, college and professional levels; and international distributors. We sell direct to consumer primarily through our website, over the phone, and through Amazon.com. We have established relationships with more than 250 specialty retail locations in the United States and we expect to continue to add additional specialty retail partners as well as more mass-market retailers in the future. ElliptiGOs are currently being used by more than 200 high school, college and professional teams around the world and we are continuing to grow that market. Finally, we have established relationships with more than a dozen international distribution partners.

We hold 35 issued patents (18 utility, 17 design) in 7 countries and currently have 10 additional patents pending (9 utility, 1 design). In addition, we are the exclusive licensee of two patents issued in the United States and Taiwan that cover the use of the elliptical trainer motion to propel a vehicle that were granted to Larry Miller, the inventor of the indoor elliptical trainer (the "Miller patents"). We also have registered the ElliptiGO trademark in several countries with additional countries pending and hold more than 50 Internet domain names related to ElliptiGO and elliptical cycling. Our in-house team designs all of our products and we work with a manufacturing partner in Taiwan to have our products produced.

Our company is run by a team of 16 full-time and 1 part-time employees. In 2013 we installed an enterprise resource planning system (ERP) from NetSuite that is capable of scaling with our growth for the foreseeable future. As of December 31, 2017 we had more than $1 million worth of inventory and more than $1 million in cash on hand.

The reason we are in business is because we believe that there is a very large opportunity for an outdoor recreation and exercise device that delivers the benefits of the indoor elliptical trainer while providing the utility and enjoyment of a conventional bicycle.

Introduced in 1995, the indoor elliptical trainer was the fastest growing segment of fitness equipment for more than a decade and is now one of the most popular forms of exercise in the world. In 2015, sales of elliptical trainers exceeded $1.2 billion in the United States alone and 28 million Americans used an elliptical trainer for exercise. Although the elliptical trainer dominates the fitness landscape, it has one major limitation: it is a stationary piece of equipment. We believe this constrains its utility and its popularity.

Studies show that most people prefer to exercise outdoors and that outdoor exercise is more beneficial than indoor exercise. This is supported by the fact that more runners run outdoors than on a treadmill and more cyclists ride outdoors than on a stationary bike.

2015 U.S. Participation Comparison

	Indoor	Outdoor
Running	30 million	48 million
Adult Cycling	36 million	38 million
Elliptical Training	28 million	**Opportunity**

2015 U.S. Sales Comparison

	Indoor	Outdoor
Running	$1.3B	No equipment
Adult Cycling	$0.5B	$2.2B
Elliptical Training	$1.2B	**Opportunity**

We believe that the elliptical trainer's popularity derives from its unique combination of being low-impact and comfortable while offering the opportunity for a vigorous workout. Running is vigorous, but it is a high-impact exercise. Cycling is low-impact, but most people find the bike seat and riding position to be uncomfortable. Many people also find that it takes much longer to get in a good workout while cycling than it does while running or using the elliptical trainer.

Our business thesis is if we can create an outdoor device that delivers similar benefits as the indoor elliptical trainer and performs similarly to a conventional road bike, then we should see a similar kind of adoption for this "elliptical bicycle" as we did for the elliptical trainer, only on a larger scale because of the relative sizes of the indoor and outdoor industries. If we are correct, then we believe a fully-developed outdoor elliptical bicycle market in the United States could attract between 40 million and 50 million participants and generate annual revenues of $1-2 billion. Globally, if we're right, we believe the industry could enjoy annual revenues of $3-5 billion.

Our company is built on this thesis and we believe in it wholeheartedly because we have seen categories like this develop in society consistently throughout the past several decades. The 1980s saw the mountain bike boom. In the 1990s snowboarding exploded in popularity. In the 2000s the elliptical trainer took over the cardio fitness landscape. More recently, stand-up paddleboards have become the "it" outdoor product. We believe that the elliptical bike category is well-positioned to become the next revolution in recreation and fitness and we believe that ElliptiGO's brand position and intellectual property portfolio will enable it to extract a significant amount of value from the growth of the industry.

Competition

Our primary competition consists of bicycles and indoor elliptical trainers. We believe that those are the substitute products that our target customers are purchasing instead of ElliptiGO products. The primary advantages these categories appear to have over our products are awareness, price point and general acceptance in society. We have made great strides in all three of these areas over the past seven years and we plan to continue to attack them by investing in marketing, introducing lower-priced products, and getting more influencers and customers riding our bikes.

After our primary competition of bicycles and indoor elliptical trainers, there are a handful of companies making outdoor stand-up cycles that compete with the ElliptiGO. We do not believe that any of these companies have achieved enough scale to materially impact our business at this point. We also believe that some of these competitors infringe on one or more patents that we hold. We have not enforced our intellectual property against them yet because they do not appear large enough to make doing so economically profitable for us and they do not appear to be adversely impacting our sales. However, if an infringer materially impacts the market, we do intend to enforce our intellectual property against them. Additionally, we are constantly on the lookout for a credible player to launch a competitive product and expect that will happen in the near future.

THE TEAM

Officers and directors

The following are the Company officers, who are employed full-time:

Bryan Pate	Co-founder, CEO, Director
Brent Teal	Co-founder, CTO, Director
Bryce Whiting	VP of Sales
Beth Visscher	VP of Operations

Bryan Pate

Bryan co-founded the Company in 2007 and as CEO leads the Company's strategic planning efforts. His expertise is in strategy, marketing, and new product development. Bryan's experience includes working as a consultant for McKinsey & Co., leading new product development efforts for Palomar Technologies (formerly a division of Hughes Aircraft Co.), and commanding a platoon of U.S. Marine Corps Scout Snipers. Bryan is a former Ironman triathlete and accomplished endurance athlete. He holds a B.S. from Stanford University and a J.D. from Columbia University.

Brent Teal

Brent co-founded the Company in 2007 and as CTO leads the Company's engineering efforts. His expertise is in mechanical engineering and new product development. Brent began his career at General Electric and has more than 20 years of experience designing and building new products for a wide range of industries. He is a former ultramarathoner, former Ironman triathlete and accomplished endurance athlete. He holds a B.S. in Mechanical Engineering from the University of Colorado at Boulder.

Bryce Whiting

Bryce joined the Company in 2009 and leads the Company's sales and marketing efforts. He has more than 17 years of sales and marketing experience across a variety of industries in addition to serving 5 years as a naval officer. He is a former NCAA Division I lacrosse player and accomplished endurance athlete, having completed 16 marathons, including the Boston Marathon three times. Bryce holds a B.S. from the United States Naval Academy.

Beth Visscher

Beth joined the Company in December 2010 and leads the Company's customer service and operations teams. She has more than a dozen years of experience gained from operations roles at several companies including DC Shoes and Quiksilver. Beth holds a bachelor's degree from the University of Richmond.

Related party transactions

The Company has not engaged in any transactions with related parties in the last three years.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the principal risks that relate to the Company and its business:

Our patents and other intellectual property could be unenforceable or ineffective

One of the Company's most valuable assets is its intellectual property. We currently hold 35 issued patents and the license to two additional patents (the Miller patents), as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 10 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.

Patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

The Company has entered into sublicensing discussions with three other entities so far. One of these discussions resulted in the consummation of a sublicense. During these discussions, one potential sublicensee raised concerns that the Miller patents are unenforceable and/or voidable under the doctrines of "anticipation" and "inequitable conduct." The "anticipation" challenge means that they believe there is prior art that invalidates some of the patent claims and the "inequitable conduct" challenge means that they believe the inventor acted in bad faith during the patenting process.

If the inequitable conduct argument proved meritorious in litigation, the patent would be rendered void. If the anticipation claim were successful, then those portions of the patent pertaining to the potential sublicensee's device might not be enforceable, although the remaining claims could remain enforceable. We disagree with these contentions and we believe that we will be able to successfully enforce these patents against competitors. However, we may be incorrect in our analysis and if either or both of these contentions are valid, then one or both of the Miller patents could become unenforceable, which could significantly impact the value of our outstanding securities.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property

Because our product is a mechanical device related to the bicycle, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad.

Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and the value of our outstanding securities may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of our outstanding securities.

The cost of enforcing our patents could prevent us from enforcing them

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, the value of the Company's outstanding securities could be significantly and adversely affected.

This is a new and unproven industry

The elliptical cycle and stand up bicycle are completely new products that we have recently introduced into the crowded fields of cycling and outdoor fitness devices. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create an outdoor elliptical product that generates significant sales, rendering our intellectual property worthless.

Remember, most of our products overlap with two well established industries – bicycles and elliptical trainers. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy elliptical cycles or stand up bikes. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of our outstanding securities will depreciate significantly.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price, which could dilute the value of our outstanding securities. In addition, even if the equity is not priced lower, the ownership percentage of our existing investors would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on our outstanding securities could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of the Company's outstanding securities.

In addition to our recently completed crowdfunding round, we are currently seeking to raise up to $4 million in equity in a private placement under Regulation D to support our marketing and new product development efforts. As of April 27th, 2018, we have closed on $1,662,229 of this $4 million in new funding. It is possible that we will not be successful in raising the remainder of this $4 million and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2018 and beyond, causing existing investors' investment to become substantially less valuable.

There are several potential competitors who are better positioned than we are to take the majority of the market

The bicycle and fitness industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of our outstanding securities would be greatly diminished.

Our current or future products could have a latent design flaw or manufacturing defect

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We have conducted two product recalls so far. The first took place in October 2012 and affected approximately 200 ElliptiGO 11Rs. It was the result of a manufacturing defect in the carbon fiber drive arms that reduced the strength of the part. We are aware of four instances where a carbon fiber drive arm broke during normal operation and no injuries were reported. Because there were so few customers involved, we were able to contact all of them and replace all of their drive arms. We also switched drive arm suppliers as a result of this issue.

In October 2013 we initiated our second recall. This recall involved approximately 8,000 ElliptiGO 3C, 8C and 11R models. This recall was prompted by a single fork getting through our manufacturing process and quality control checks without being properly welded and ten instances where a drive arm had detached from its respective crank arm because of overtightened screws. One person fell after their drive arm detached, causing minor lacerations. They did not make a request for compensation for any injuries. This recall was concluded in 2014.

Our products have also been included in a recall conducted by a third-party. In 2017 the component manufacturer SRAM initiated a recall on one of its brake models because of a manufacturing defect.

Approximately 1400 of our 11R models were affected. We are aware of no injuries caused by the manufacturing defect and believe that the recall has been conducted effectively by SRAM and its partners.

Recalls are an inherent risk in this industry and we expect that there will be additional recalls of elliptical bicycles in the future. We believe we now understand the recall process and have established procedures to deal with recalls in the future.

Our new products could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that our recently-launched lower-priced product will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of our outstanding securities.

We may face technological challenges

We may discover that the optimal retail price points for our products are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of our outstanding securities.

The nature of the product means there is a high likelihood we will continue to face product liability lawsuits

We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using bicycles, skateboards, scooters, and other devices that are similar to the elliptical bike. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating subsidiaries, ElliptiGO Incorporated and ElliptiGO, Ltd., which would significantly reduce the value of our outstanding securities.

We are currently a named party in two lawsuits. Both of the lawsuits were filed in March 2017. These are the first lawsuits that have been filed against us. The claimant in the first lawsuit asserts that she was injured during a test ride at a retailer in Texas. The claimant in the second lawsuit asserts that he was injured after the strap for his toe cage came loose in California. We are working with our insurance company in the defense of both lawsuits and we are not aware of any other pending lawsuits against the company at this time.

We have paid one claim arising from an injury that occurred in 2014 that resulted from a failed load wheel. We paid our $10,000 self-insured retainer and the insurance company paid $50,000 to offset the medical costs related to a shoulder surgery that followed the incident. The load wheels have since been redesigned and our policies regarding wheel lifespan and the need to replace cracked load wheels have been updated to address the underlying issue that caused the injury.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of the Company's securities.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner based in Taiwan to source and assemble our products. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, the value of an investment in the Company could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.

We purchase our bicycle products in New Taiwan dollars from our partner in Taiwan. As a result, the price we pay for our bicycle products in U.S. dollars depends on the exchange rate between the U.S. dollar and the New Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to the New Taiwan dollar, our bicycle products will likely cost us more to purchase and adversely impact the economics of our business and the value of our outstanding securities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of our outstanding securities.

We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us

We extend credit terms to many of our retail partners in the United States. The retail industry has experienced recent turmoil, including, in particular, specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely affect the value of our outstanding securities.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below shows the owners of 20% or more of the voting securities of the Company, as of April 27, 2018.

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Bryan Pate	950,000 shares of Common Stock	21.4%
Brent Teal	1,050,000 shares of Common Stock	23.7%

Classes of securities

The following description summarizes the most important terms of the Company's capital stock.

Common Stock

The Company is authorized to issue up to 6,000,000 shares of common stock. There are a total of 2,094,526 shares currently outstanding as of April 27, 2018.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

Preferred Stock

The Company is authorized to issue up to 3,000,000 shares of preferred stock:

- 1,146,664 shares have been designated as Series A-1 through Series A-4 Preferred Stock (together, the "Series A Preferred Stock") and are issued and outstanding,
- 415,000 shares have been designated as Series B Preferred Stock and are issued and outstanding,
- 340,908 shares have been designated as Series C and Series C-1 Preferred Stock and are issued and outstanding,
- 620,000 shares have been designated as Series D Preferred Stock, of which 255,720 are issued and outstanding, and
- 153,843 have been designated as Series D-1 Preferred Non-Voting Stock (the "Series D-1 Preferred Stock") of which 153,815 are issued and outstanding.

Conversion Rights

Shares of preferred stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company's common stock at the then-applicable conversion rate. At the date of this report, the conversion rate for each series of preferred stock is one share of common stock, per one share of preferred stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of common stock.

Additionally, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $5.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate net cash proceeds to the Company of not less than $20,000,000, or, in the case of each series, upon the receipt by the Company of a written request for such conversion from the holders of 66 2/3% of the then outstanding shares of that particular series voting as a single class and on an as-converted basis. Shares converted automatically will convert in the same manner as a voluntary conversion.

Voting Rights

Holders of Series D-1 Preferred Stock do not have voting rights. However, each holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock (the "Voting Preferred Shares") is entitled to that number of votes equal to the number of votes of shares of common stock into which such shares are convertible. Fractional votes are not permitted and if the conversion of preferred shares results in a fractional share, it will be disregarded. Holders of Voting Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

The holders of the Voting Preferred Shares are parties to an Amended and Restated Investors' Rights Agreement, dated July 9, 2010 (the "Investors' Rights Agreement"), which contains terms relating to the election of directors. This agreement provides for the continued election of the founders, Bryan Pate and Brent Teal, as the directors of the Company.

Preemptive Rights

The Series D-1 Preferred Stock does not include a right of first offer. However, under the Investors' Rights Agreement, each holder of a Voting Preferred Share has a right of first offer to purchase up to its pro rata share of any equity securities offered by the Company on the same price, terms and conditions as the Company offers such securities to other potential investors. This right does not apply to (i) the issuance of equity interests to employees, consultants, officers or directors of the Company pursuant to stock purchase or stock option plans approved by the board of directors, (ii) the issuance of securities in connection with acquisition transactions approved by the board of directors, (iii) the issuance of securities to financial institutions or lessors in connection with commercial credit arrangements, equipment financings or similar transactions approved by the board of directors, (iv) the issuance of securities in a "Qualified IPO" (a public offering raising at least $20,000,000), or (v) shares issued in connection with stock splits, stock dividends or like transactions. The right of first offer terminates immediately prior to: (i) a Qualified IPO, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a merger, consolidation or other reorganization of the Company resulting in the transfer of 50% or more of its voting power.

Dividend Rights

All holders of preferred stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds at the dividend rate specified for such shares of preferred stock payable in preference and priority to any declaration or payment of any distribution on the Company's common stock. The right to receive dividends is not cumulative and no right to dividends accrues to holders of preferred stock by reason of the fact that dividends are not declared or paid. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, or the occurrence of a merger, acquisition or winding up of the Company (each a "liquidation transaction"), all holders of preferred stock are entitled to a liquidation preference that is senior to holders of the common stock. Holders of preferred stock will receive an amount for each share equal to the original price per share at issuance, adjusted for any stock split, stock dividend, reclassification, or the like as follows:

- $1.00 per share for each share of Series A-1 Preferred Stock,
- $1.07 per share for each share of Series A-2 Preferred Stock,
- $1.65 per share for each share of Series A-3 Preferred Stock,
- $3.00 per share for each share of Series A-4 Preferred Stock,
- $5.00 per share for each share of Series B Preferred Stock,
- $6.00 per share for each share of Series C Preferred Stock,
- $6.25 per share for each share of Series C-1 Preferred Stock,
- $6.50 per share for each share of Series D Preferred Stock, and
- $6.50 per share for each share of Series D-1 Preferred Stock

in each case plus any declared but unpaid dividends. If, upon such liquidation transaction the assets and funds that are distributable to the holders of preferred stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the preferred stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of preferred stock, as outlined above, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the preferred stock and the common stock based on the number of shares of common stock held by each, assuming conversion of all such shares of preferred stock into common stock.

Co-Sale Right

The Series D-1 Preferred Stock does not include a co-sale right. However, under the Investors' Rights Agreement, if either of the founders propose to sell or otherwise transfer any stock held by them to a third party who is not an investor, the founders shall first give notice of such transfer to all holders of preferred stock not also participating in such sale (the "Nonparticipating Investors"). Such notice shall specify the number of shares being transferred and the price per share. The Nonparticipating Investors shall then have ten days to provide the founders with notice of their intent to sell a pro rata portion of their holdings in lieu of the proposed sale by the founder, with the pro rata amount being determined on the basis of the total number of shares held by the particular Nonparticipating Investor relative to the total holdings of the other Nonparticipating Investors and the founder(s) providing notice. Following the expiration of the ten (10) day period, the founder may then transfer its shares and the shares of the Nonparticipating Investors that elected to participate on substantially the same terms as set forth in the notice.

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. Holders of the Series D-1 Preferred Stock sold in the offering under Regulation Crowdfunding do not have voting rights. Upon conversion of Series D-1 Preferred Stock, holders will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, holders of Series D-1 Preferred Stock will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial condition

The Company's wholly owned operating subsidiaries ElliptiGO Incorporated and ElliptiGO Ltd. generate revenue by selling elliptical bicycles and related accessories in the United States and around the world. U.S. sales have historically represented 70 – 80% of the Company's annual sales. The Company's cost of sales includes royalty payments made under the license agreement for the Miller patents, which are 4% of the gross amount that the Company's operating entities receive in exchange for an elliptical cycle and one-half of any monies paid by sublicensees who have entered into a sublicense of the Miller patents. The Arc family of elliptical cycles and the Stand Up Bike product(s) are excepted from this payment requirement and are sold royalty-free.

Results of operations -- Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

2017 was a disappointing year for the company as we recognized that the level of marketing investment we made in 2016 was not sustainable. In the second half of the year we shifted our focus from revenue generation to cash generation. As a result, we restructured our sales and marketing staff in 2017 and revenues decreased 17% to $4,871,832 from revenues of $5,891,779 in 2016.

Cost of sales

Cost of sales in fiscal year 2017 was $2,967,331, down $424,320 from 2016 ,'s cost of sales of $3,391,651. The decrease in cost of sales was caused by the almost 17% decrease in revenues in 2017 compared to 2016.

Gross margins

Gross profit decreased by $595,627 in 2017 to $1,904,501 down from a 2016 gross profit of $2,500,128. Gross margins as a percentage of revenue decreased from 42.4% in 2016 to 39.1%% in 2017. This decreased performance was primarily driven by increased discounting of our lower-margin Arc product.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of ElliptiGO, Ltd. Expenses in fiscal year 2017 were $3,330,307, down $583,810 from expenses of $3,914,117 in 2016. This decrease was primarily related to the sales force restructuring that took place in Q3 2017 and a reduction in marketing expenditures.

Liquidity and capital resources

Since its inception in 2007, the Company has raised $9,186,751.28 in equity in six rounds of funding, including amounts raised in a recently completed offering under Regulation Crowdfunding of the

Securities Act and in a private placement. See "Recent offerings of securities" below. In addition, its subsidiary, ElliptiGO Incorporated, has issued two notes, both of which have been fully repaid.

The Company intends to use the proceeds from the crowdfunding offering and the private placement to support continued marketing efforts, to support new product development and to fund working capital. The Company believes that the funds from the crowdfunding offering and the private placement will enable it to fund operations through 2018, when, based on current assumptions, it expects to reach profitability.

Indebtedness

The Company has no material indebtedness other than loans for vehicles and credit card charges that are paid off on a monthly basis.

Recent offerings of securities

In August 2014, the Company completed an exempt offering under Rule 506(c) of the Securities Act of 174,226 shares of its Series C-1 Preferred Stock at a price of $6.25 per share, for total proceeds of $1,088,912.50. Proceeds were used to maintain marketing efforts, add sales staff and support the development of the Arc family of products.

In March 2017, the Company completed an offering under Regulation Crowdfunding under the Securities Act of 153,815 shares of its Series D-1 Preferred Stock at a price of $6.50 per share, for total proceeds, before expenses, of $999,797.50. Proceeds were used to expand marketing efforts, support the launch of two new Arc models and support the development of the custom stationary trainer and our next generation product family.

Since November 2016, the Company has been conducting an exempt offering under Rule 506(c) of the Securities Act of its Series D Preferred Stock at a price of $6.50 per share. The Company has received total proceeds of $1,662,229 as of April 27, 2018. The Company is seeking to raise up to $4 million in the offering.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

CONSOLIDATED FINANCIAL STATEMENTS FOR PT MOTION WORKS, INC.

I, Bryan Pate, certify that the financial statements of PT Motion Works Inc. included in this Form C-AR are true and complete in all material respects.

<u>/s/ Bryan Pate</u>

<u>Co-President</u>

PT MOTION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

PT Motion Works, Inc.
Index to Consolidated financial statements
(unaudited)

PT MOTION WORKS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Assets		
Current assets:		
Cash	$ 1,340,960	$ 755,021
Accounts receivable	152,359	250,740
Inventory	1,104,805	1,307,455
Prepaid inventory	12,949	95,589
Other current assets	10,339	8,960
Total current assets	2,621,412	2,417,765
Property and equipment, net	140,871	178,668
Intangible assets, net	179,386	196,289
Other assets	9,943	16,112
Total assets	$ 2,951,612	$ 2,808,834
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 54,449	$ 188,172
Accrued liabilities	122,834	174,173
Deferred revenue	21,593	5,213
Notes payable - current	28,167	1,017,299
Total current liabilities	227,043	1,384,857
Notes payable - long term, net of current portion	17,889	46,063
Total liabilities	244,932	1,430,920
Commitments and contingencies (Note 6)	-	-
Stockholders' Equity:		
Intercompany	-	-
Series D-1 Preferred Stock	999,993	
Series D Preferred Stock	1,677,751	
Series C-1 Preferred Stock	1,088,913	1,088,913
Series C Preferred Stock	1,000,128	1,000,128
Series B Preferred Stock	2,075,000	2,075,000
Series A-4 Preferred Stock	1,545,000	1,545,000
Series A-3 Preferred Stock	375,452	375,452
Series A-2 Preferred Stock	148,129	148,129
Series A-1 Preferred Stock	167,242	167,242
Common stock	2,095	2,095
Additional paid-in capital	344,823	299,047
Accumulated other comprehensive income	(94,011)	(151,333)
Accumulated deficit	(6,623,835)	(5,171,759)
Total stockholders' equity	2,706,680	1,377,914
Total liabilities and stockholders' equity	$ 2,951,612	$ 2,808,834

PT MOTION WORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Revenues	$ 4,871,832	$ 5,891,779
Cost of revenues	2,967,331	3,391,651
Gross profit	1,904,501	2,500,128
Operating Expenses:		
General and administrative	2,599,057	2,711,966
Sales and marketing	701,013	1,178,489
Research and development	30,237	23,662
Total operating expenses	3,330,307	3,914,117
Operating loss	(1,425,806)	(1,413,989)
Other (income) expense :		
Interest expense	23,320	95,278
Interest income	600	24
Other expense	-	(24,000)
Total other (income) expense	23,920	71,302
Loss before provision for income taxes	(1,449,726)	(1,485,291)
Provision for income taxes	2,350	5,541
Net loss	(1,452,076)	(1,490,832)
Foreign currency translation adjustment	57,322	(99,769)
Comprehensive loss	$ (1,394,754)	$ (1,590,601)

PT MOTION WORKS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Preferred Series D-1		Preferred Series D		Preferred Series C-1		Preferred Series C		Preferred Series B		Preferred Series A-4	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2015	-	$ -	-	$ -	174,226	$ 1,088,913	166,682	$1,000,128	415,000	$2,075,000	540,693	$ 1,545,000
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
December 31, 2016	-	$ -	-	$ -	174,226	$ 1,088,913	166,682	$1,000,128	415,000	$2,075,000	540,693	$ 1,545,000
Stock based compensation												
Issuance of Series D-1 Preferred Stock	153,845	999,993	258,108	1,677,751	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
Net loss												
December 31, 2017	153,845	$ 999,993	258,108	$1,677,751	174,226	$ 1,088,913	166,682	$1,000,128	415,000	$2,075,000	540,693	$ 1,545,000

	Preferred Series A-3		Preferred Series A-2		Preferred Series A-1		Common Stock		Paid-in Capital	Other Comprehensive	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
December 31, 2015	242,422	$ 375,452	163,549	$ 148,129	200,000	$ 167,242	2,094,526	$ 2,095	$ 263,047	$ (51,564)	$ (3,680,927)	$ 2,932,515
Stock based compensation	-	-	-	-	-	-	-	-	36,000	-	-	36,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(99,769)	-	(99,769)
Net loss	-	-	-	-	-	-	-	-	-	-	(1,490,832)	(1,490,832)
December 31, 2016	242,422	$ 375,452	163,549	$ 148,129	200,000	$ 167,242	2,094,526	$ 2,095	$ 299,047	$ (151,333)	$ (5,171,759)	$ 1,377,914
Stock based compensation	-	-	-	-	-	-	-	-	45,776	-	-	45,776
Issuance of Series D-1 Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	2,677,744
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	57,322	-	57,322
Net loss	-	-	-	-	-	-	-	-	-	-	(1,452,076)	(1,452,076)
December 31, 2017	242,422	$ 375,452	163,549	$ 148,129	200,000	$ 167,242	2,094,526	$ 2,095	$ 344,823	$ (94,011)	$ (6,623,835)	$ 2,706,680

4

PT MOTION WORKS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,452,076)	$ (1,490,831)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation	40,692	46,658
Amortization	16,903	16,903
Stock-based compensation	45,776	36,000
Changes in operating assets and liabilities:		
Accounts receivable	99,335	231,471
Inventory	234,862	(437,196)
Prepaid inventory	82,640	(6,018)
Other current assets	5,423	19,963
Accounts payable	(134,535)	75,688
Accrued liabilities	47,573	(64,753)
Deferred revenue	16,184	(10,314)
Net cash used in operating activities	(997,223)	(1,582,430)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,895)	(17,141)
Purchase of intangible assets	-	(114)
Deposits and other	-	-
Net cash used in investing activities	(2,895)	(17,255)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	-	-
Repayment of notes payable	(1,110,512)	76,162
Proceeds from Series D-1 preferred stock	999,993	-
Proceeds from Series D Preferred Stock	1,677,751	-
Intercompany	1	-
Net cash provided by financing activities	1,567,233	76,162
Effect of exchange rate on cash	18,824	(39,686)
Increase (decrease) in cash and cash equivalents	567,115	(1,523,523)
Cash and cash equivalents, beginning of year	755,021	2,318,230
Cash and cash equivalents, end of year	$ 1,340,960	$ 755,021
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 21,686	$ 2,072
Cash paid for income taxes	$ 2,350	$ 2,203
Non cash investing and financing activities:		
Vehicle purchased with note payable	$ -	$ 42,096

5

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

PT Motion Works, LLC was formed on November 20, 2007 in the State of California. PT Motion Works, Inc. was incorporated on October 14, 2009 in the State of Delaware. PT Motion Works, LLC was merged into PT Motion Works, Inc. on December 15, 2009, with PT Motion Works, Inc. being the surviving entity. PT Motion Works, Inc. is the sole parent of its wholly owned subsidiary ElliptiGO Incorporated. ElliptiGO Incorporated, in turn, is the sole parent of its wholly-owned subsidiary ElliptiGO, Ltd. PT Motion Works, Inc. and ElliptiGO Incorporated are headquartered in Solana Beach, California. ElliptiGO, Ltd. is headquartered in Milton Keynes, United Kingdom. The consolidated financial statements of PT Motion Works, Inc., ElliptiGO Incorporated and ElliptiGO, Ltd. (which collectively may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Through ElliptiGO Incorporated and ElliptiGO Ltd., the Company designs, markets, sells and distributes elliptical bikes, stand up bikes and related accessories in the United States and around the world. Elliptical bikes bring together the best elements of running, cycling, and the elliptical trainer. Stand up bikes use a circular motion and are designed to be ridden in a standing position. Both product families provide a low-impact outdoor exercise and recreation experience that is comfortable, fun and effective. As of April 27, 2018 the Company has sold more than 23,000 bikes and generated more than $35 million in revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of PT Motion Works, Inc., and its wholly owned subsidiaries ElliptiGO Incorporated and ElliptiGO Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2017 and 2016, no allowance was recorded as all receivables are expected to be collected.

Inventories
Inventories consist primarily of finished good products that include elliptical bikes, elliptical bike parts and apparel. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO).

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter.

Intangible Assets - Patents
The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2017 and 2016. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Product Warranty Costs
The Company provides warranties for certain products. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products under warranty. Historically, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2017 and 2016.

Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the straight line method.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition
The Company recognizes revenues from the sale of goods directly to the consumer, retailer, or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenues are recognized when the risk of ownership and title passes to the Company's customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns. The Company often extends credit to its wholesale customers without requiring collateral.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Research and Development
The Company incurs research and development costs during the process of researching and developing technologies and future manufacturing processes. These research and development costs consist primarily of materials and services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising
The Company expenses advertising costs as incurred. Advertising expenses were approximately $226,669 and $663,112 for the years ended December 31, 2017 and 2016, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2017 and 2016, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Foreign Currency

The Company's functional currency is the United States Dollar. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated Statements of Operations and Other Comprehensive Income. Net gains or losses resulting from the translation of financial statements are accumulated and charged directly to accumulated comprehensive income or (loss), a component of stockholders' equity. Realized gains or losses resulting from foreign currency transactions are included in operations for the period.

Concentrations

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

As of December 31, 2017 and 2016, the Company had one customer that made up in aggregate 57% and 41% of accounts receivable, respectively. During the years ended December 31, 2017, two customers made up 18% of revenue. There was no such revenue concentration in 2016. Management believes the loss of one or more of these customers would have a significant effect the Company's consolidated financial condition.

As of December 31, 2017, the Company had two vendors that made up 76% of accounts payable and as of December 31, 2016, the Company had three vendors that made up 84% of accounts payable. One vendor is the sole manufacturing source of the Company's product line, comprising approximately 90%

of inventory purchases. The loss of this vendor would significantly affect the Company's operations and financial condition.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The updated standard will apply to annual reporting periods beginning after December 15, 2018. In 2018 we intend to assess the steps required to prepare for the implementation of this guidance.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2017 and 2016, property and equipment consisted of the following:

	2017	2016
Equipment	$ 224,803	$ 221,358
Vehicle	122,904	122,904
Software	41,020	41,020
Office Equipment	29,021	29,021
Furnitures & Fixtures	4,777	4,777
Leasehold Improvements	7,918	7,918
Total Property and Equipment	430,443	426,998
Accumulated Depreciation	(289,572)	(248,330)
	$ 140,871	$ 178,668

Depreciation expense for the years ended December 31, 2017 and 2016 was $40,692 and $46,658, respectively.

NOTE 4 – INTANGIBLE ASSETS

Finite intangible assets consisted of the following based on useful lives ranging from three (3) to 17 years are as follows as of December 31:

	2017	2016
Patents	$ 282,829	$ 282,829
Licenses	4,000	4,000
Website	23,773	23,773
Accumulated Amortization	(131,216)	(114,313)
	$ 179,386	$ 196,289

There were no acquired intangible assets as of December 31, 2017 and 2016.

Amortization expense for intangible assets for the years ended December 31, 2017 and 2016 was $16,903 and $16,903, respectively

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31:

	2017	2016
Payroll and related benefits	$ 87,500	$ 104,128
Sales and other tax	$ 19,868	(45,442)
Interest	$ -	93,206
Other	$ 15,466	22,281
	$ 122,834	$ 174,173

NOTE 6 – DEBT

Notes Payable

In February 2014, the Company purchased a vehicle for total value of $32,874, of which $25,554 was financed over five years at an interest rate of 2.64%.

In April 2015, the Company purchased a vehicle for total value of $21,126 of which the whole amount was financed over five years at an interest rate of 2.74%.

In January 2016, the Company purchased a vehicle for a total value of $22,008 of which $19,758 was financed over 5 years at an interest rate of 2.25%.

In July of 2016, the Company purchased a vehicle for a total value of $26,588 of which $22,338 was financed over 5 years at an interest rate of 5.94%

As of December 31, 2017, future annual minimum principal payments are as follows for the above described debt:

2018	$	17,889
2019		14,015
2020		10,431
2021		3,728
Thereafter		-
	$	46,063
Less: current portion		(17,889)
Long term notes payable	$	28,174

NOTE 7 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2017 the company was party to two lawsuits. Both lawsuits are currently in the discovery phase, with trials set for Q4 2018. Both lawsuit involve allegations of a product defect.

The Company has rented office space in Solana Beach, CA since 2009 on a yearly basis with options to extend the lease for periods of one to three years. Rent from the period January 1 2014 through February 2015 ranged from $3,731 to $4,216. In February 2015, the Company rented a space adjacent to its existing office space for an additional $1,395 per month through a lease that ran through June 2016. In February 2016, the Company entered into a new agreement for both spaces at a monthly rent of $6,650 per month through a lease that ran through June 2017. In June 2017, the Company extended the lease for another year at a monthly rent of $6,850 (the "Current Lease") and intends to extend the Current Lease for at least one additional year at a monthly rent of $7,043 per month.

The minimum lease payments remaining under the lease as of December 31, 2017 are $41,100.

Licenses
The Company licenses certain patented technology from a third party related to patents a third-party holds on a self-propelled exercise device. Per the terms of the license, as amended, the Company has an exclusive right and license under the licensed patents to make, have made, use, offer to sell, and/or sell licensed products in Taiwan and throughout the United States of America and its possessions. The Company shall have the right to grant one or more sublicenses, with the consent of the third-party. The license required a one-time fee of $4,000. Royalty obligations commenced on the first sale date of February 24, 2010 and are based on the net selling price of the licensed products. In years one and two, the royalties were 3%, in year three the royalties were 4%, and the fourth and all subsequent years will incur a 5% royalty on net sales. Minimum royalties started in the third year at $10,000 per year and escalated through the fifth year and any future year to $20,000 per year. During the years ended December 31, 2017 and 2016, royalty payments were $171,826 and $202,984, respectively.

NOTE 8 – STOCKHOLDERS' DEFICIT

Preferred Stock
The Company has authorized the issuance of 3,000,000 shares of preferred stock with par value of $0.001. The preferred stock is broken out into a series of designations as more fully described below.

Series A Preferred Stock
The Company has authorized 200,000 shares of Series A-1 Preferred Stock, 163,550 shares of Series A-2 Preferred Stock, 242,426 shares of Series A-3 Preferred Stock, and 530,000 shares of and Series A-4 Preferred Stock (collectively, the "Series A Preferred Stock") with par value of $0.001.

Original proceeds under these offerings were $200,000 for the Series A-1 Preferred Stock, $175,000 for the Series A-2 Preferred Stock, $400,000 for the Series A-3 Preferred Stock and $1,545,000 for the Series A-4 Preferred Stock. Initial investments were reduced proportionate to the losses distributed to such investors while the Company was organized as a Limited Liability Company, as described in Note 1. Accordingly, the carrying values are less than original investments made as shown on the accompanying consolidated balance sheets.

Series B Preferred Stock
The Company has authorized 450,000 shares of Series B Preferred Stock with par value of $0.001. Gross proceeds from the Series B Preferred Stock offering were $2,075,000.

Series C and C-1 Preferred Stock
The Company has authorized 166,682 shares of Series C Preferred Stock and 176,000 shares of Series C-1 Preferred Stock with par value of $0.001. Gross proceeds from the Series C Preferred Stock offering were $1,000,128 and gross proceeds from the Series C-1 Preferred Stock offering were $1,088,913.

Series D and D-1 Preferred Stock
The Company has authorized 620,000 shares of Series D Preferred Stock and 153,815 shares of Series D-1 Preferred Stock with par value of $.001. Gross proceeds from the Series D Preferred Stock offering to date are $1,662,229 and gross proceeds from the Series D-1 Preferred Stock offering were $999,797.50.

The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock (collectively, "the Designated Preferred Stock") are not redeemable and shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. Upon liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Designated Preferred Stock shall be entitled to receive, *pari passu* with each other class, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership an amount of $1.00 per share for each share of Series A-1 Preferred Stock, $1.07 per share of each share of Series A-2 Preferred Stock, $1.65 per share of Series A-3 Preferred Stock Preferred Stock, $3.00 per share of Series A-4 Preferred Stock, $5.00 per share of Series B Preferred Stock, $6.00 per share of Series C Preferred Stock, $6.25 per share of Series C-1 Preferred Stock, $6.50 per share of Series D Preferred Stock and $6.50 per share of Series D-1 Preferred Stock then held by them, plus declared but unpaid dividends. If upon the occurrence of such event, the assets and funds to be distributed are insufficient to permit the payments to such holders, then the entire assets and funds legally available for distribution shall be distributed ratably among holders of the Designated Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

The Designated Preferred Stock are convertible into common stock at the option of the holder at the same per share price as indicated above and votes with common on an as converted basis. Each class of the Designated Preferred Stock is automatically converted into common stock at the earlier of the sale of the Company's common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $5.00 per share (adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Company of not less than $20,000,000 or the date specified by written consent or agreement of the holders of 66.67% of the then outstanding shares of any individual class of preferred stock.

Common Stock
The Company has authorized the issuance of 6,000,000 shares of its common stock with par value of $0.001.

Warrants

In May 2010, the Company issued 25,700 warrants for common stock as part of a contract for services in connection with assistance with raising money. The warrants were exercised in May 2017.

Stock Options

In 2009, the Company's Board of Directors adopted the PT Motion Works, Inc. 2009 Stock Option and Grant Plan (the "2009 Plan"). The 2009 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants and other key persons. Up to 450,000 shares of common stock may be issued pursuant to awards granted under the 2009 Plan. The 2009 Plan is administered by the Company's Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2017 and 2016 the Company issued 91,015 and 59,646 stock options under the 2009 Plan to various consultants and employees. The granted options in 2017 and 2016 had an exercise price of $3.00 and $3.25 per share, expire in ten years, and vest monthly over 36 months. The grant date fair value of options granted in 2017 was approximately $123,000 The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2017	December 31, 2016
Expected life (years)	6.00	6.00
Risk-free interest rate	2.2%	1.9%
Expected volatility	40%	45%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	
Outstanding at December 31, 2015	339,050	$	2.19
Granted	59,646		-
Exercised	-		-
Expired/Cancelled	-		-
Outstanding at December 31, 2016	398,696	$	2.33
Granted	91,015		-
Exercised	-		-
Expired/Cancelled	(72,009)		-
Outstanding at December 31, 2017	417,702	$	2.43
Exercisable at December 31, 2015	315,559	$	2.04
Exercisable at December 31, 2017	305,733	$	2.17

Stock option expense for the years ended December 31, 2017 and 2016 was $46,000 and $36,000, respectively. The Company will recognize the remaining value of the options through 2018 with expected expense as follows: 2018 - $64,000, 2019 - $55,000, and 2020 - $40,000, less amounts related to options that do not vest.

NOTE 9 – INCOME TAXES

The major components of the deferred taxes at December 31, 2017 and 2016 are net operating loss carryforwards which are offset by a full valuation allowance.

Based on federal tax returns filed or to be filed through December 31, 2017 the Company had available approximately $5,381,205 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2029. State net operating loss carryforwards through December 31, 2017 are approximately $3,489,350 and begin to expire in 2029. The Company's valuation allowance increased by the net of the increase in deferred tax assets and liabilities.

The United States Federal and applicable state returns from 2014 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 10 – RELATED PARTY TRANSACTIONS
Of the 2,120,146 shares of common stock outstanding, related parties own 2,000,000 shares of such stock. In addition, related parties make up 100% of the holders of Series A-1 Preferred Stock.

NOTE 11 – SUBSEQUENT EVENTS

On March 20, 2018, the Company began selling its newest product, the ElliptiGO SUB to consumers in the United States. The company expects to begin selling the SUB internationally on or about May 1, 2018.

In March of 2018, ElliptiGO Inc. began the process of shutting down its subsidiary, ElliptiGO Ltd. It is expected that this subsidiary will be dissolved by the end of 2018. As of April 27, 2018, ElliptiGO Ltd. had sold all of its inventory to a company in the Netherlands. European Union sales will be coordinated by ElliptiGO Inc. and sourced from the Netherlands company,

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 27, 2018, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.